1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 23, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

DISCLOSEABLE AND CONNECTED TRANSACTIONS
AND
APPLICATION FOR WHITEWASH WAIVER
THE PROPOSED MERGER OF BAOTOU ALUMINUM
AND
SHARE EXCHANGE WITH BAOTOU GROUP

On 20 July 2007, the Company entered into the Merger Agreement with Baotou Aluminum in relation to the Merger Proposal. Pursuant to the Merger Agreement, the Company will issue 637,880,000 Chalco A Shares to exchange for 431,000,000 Baotou Shares. Holders of Baotou Shares are entitled to exercise the Cash Alternative to elect to receive in whole or in part cash for their Baotou Shares. The Cash Alternative will be provided by the Cash Alternative Provider, who is an independent third party. Upon completion of the Merger Proposal, the assets of Baotou Aluminum will be absorbed into and the liabilities of Baotou Aluminum will be assumed by the Company. Baotou Aluminum will then cease to exist. The Merger Proposal will constitute a discloseable transaction of the Company under the Hong Kong Listing Rules.

Chinalco, the controlling shareholder of the Company, through its interest in Baotou Group, is also the controlling shareholder of Baotou Aluminum. Chinalco also holds an indirect 95% interest in Guiyang Aluminum, a minority shareholder of Baotou Aluminum. Upon implementation of the Merger Proposal, the exchange of Baotou Shares held by Baotou Group and Guiyang Aluminum for the Chalco A Shares will constitute connected transactions under the Hong Kong Listing Rules.

The issue of 637,880,000 Chalco A Shares pursuant to the Merger Proposal is subject to approval by the Shareholders at a general meeting and separate class meetings of the holders of A Shares and H Shares to be held for such purpose. The SGM will be convened to consider and approve (1) the issue of 637,880,000 Chalco A Shares to implement the Merger Proposal; (2) the Merger Proposal and the Merger Agreement; (3) the Whitewash Waiver; and (4) the connected transactions which will be constituted by the share exchange with Baotou Group and Guiyang Aluminum under the Merger Proposal, which Chinalco and its associates will abstain from voting at such relevant resolutions.

Upon implementation of the Merger Proposal (assuming the Whitewash Waiver is granted and no further Shares are issued between the date of this announcement and completion of the Share Exchange), the percentage shareholding of Chinalco and parties acting in concert with it in the Company will increase from the lowest percentage shareholding of 39.59% to 41.77%. Accordingly, Chinalco will be obliged to make a mandatory general offer for all the issued Shares not already owned or agreed to be acquired by Chinalco and parties acting in concert with it under Rule 26.1 of the Takeovers Code, unless a Whitewash Waiver is obtained from the Executive.

Chinalco and the parties acting in concert with it will make an application to the Executive for the Whitewash Waiver. The Whitewash waiver, if granted, will be subject to, among others, the approval of the independent holders of H Shares of the Company by way of poll at the SGM. Chinalco and the parties acting in concert with it are required to abstain from voting at the relevant resolution relating to the Whitewash Waiver at the SGM. Completion of the Merger Proposal is subject to the satisfaction of a number of conditions precedent (including the obtaining of the Whitewash Waiver from the Executive) as detailed below. The condition regarding the obtaining of the Whitewash Waiver will not be waived under the Merger Agreement. The Whitewash Waiver may or may not be granted by the Executive. If the Whitewash Waiver is not granted, the Merger Agreement shall lapse if all the conditions in the Merger Agreement have not been fulfilled.

The Merger Proposal may or may not be proceeded with or become unconditional or effective. There is no assurance that all the conditions precedent contained in the Merger Agreement can be satisfied. Investors and potential investors in the Shares of the Company should exercise care, and they should only rely on information published by the Company, when they deal, or contemplate dealing, in the H Shares or other securities of the Company.

BACKGROUND

On 20 July 2007, the Board approved and the Company entered into the Merger Agreement with Baotou Aluminum in relation to the Merger Proposal. The Merger Proposal, if fully implemented, will involve the issue of 637,880,000 Chalco A Shares by the Company to the Baotou Shareholders on a record date to be determined, in exchange for all the existing issued 431,000,000 Baotou Shares. In addition, pursuant to the Merger Agreement, the holders of Baotou Shares are entitled to elect to exchange for cash under the Cash Alternative which will be provided by the Cash Alternative Provider. Upon completion of the Merger Proposal, the assets of Baotou Aluminum will be absorbed into and the liabilities of Baotou Aluminum will be assumed by the Company. Baotou Aluminum will then cease to exist.

BAOTOU ALUMINUM

Baotou Aluminum is a joint stock limited company established in the PRC, the A shares of which are listed on the Shanghai Stock Exchange. Baotou Group is the controlling shareholder of Baotou Aluminum, holding 237,309,300 Baotou Shares, representing approximately 55.06% of the total issued share capital in Baotou Aluminum. Baotou Group is in turn owned as to 80% by Chinalco and as to 20% by the Baotou City People's Government. In addition, Chinalco holds an indirect 95% interest in Guiyang Aluminum, which in turn holds an additional 2,783,495 Baotou Shares, representing approximately 0.65% equity interest in Baotou Aluminum. The remaining shareholding in Baotou Aluminum is held by the public shareholders.

Shareholding structure of Baotou Aluminum

Holders of A Shares	No. of Shares	% Shareholding
	(in millions)

Baotou Group	237.31	55.06%
Guiyang Aluminum	2.78	0.65%
Public Shareholders	190.91	44.29%

	431.00	100%

SUMMARY OF THE MERGER PROPOSAL

On 29 June 2007, the Board resolved to approve, in principle, the Merger Proposal. On 20 July 2007, the Board approved and the Company entered into the Merger Agreement with Baotou Aluminum. The implementation of the Merger Proposal will involve the issue of Chalco A Shares by the Company at the Exchange Ratio to the Baotou Shareholders on a record date to be determined, who elect to exchange in whole or in part their Baotou Shares for Chalco A Shares. In addition, the holders of Baotou Shares are entitled to elect to exchange for cash pursuant to the Cash Alternative which will be provided by the Cash Alternative Provider.

The Exchange Ratio

1.48 Chalco A Shares in exchange for one (1) Baotou Share.

The Company will exchange the 431,000,000 Baotou Shares in the issued share capital of Baotou Aluminum by an issue of 637,880,000 Chalco A Shares. The Exchange Ratio has been determined based on the following:

1.

the price per Baotou Share was determined at RMB21.67 based on the average closing price of Baotou Shares for a period of 20 days up to and including 11 June 2007, being the last trading day prior to the suspension of trading in the Baotou Shares on the Shanghai Stock Exchange pending release of an announcement of the Company in relation to the proposed negotiation on the terms of the Merger Proposal;

2.

the issue price per Chalco A Share is determined at RMB20.49, which was determined based on the average closing price per Chalco A Share for a period of 20 days up to and including 12 June 2007, being the last trading day immediately before the suspension of trading of the A Shares of the Company on the Shanghai Stock Exchange pending release of an announcement of the Company in relation to the proposed negotiation on the terms of the Merger Proposal; and

3.	based on a premium of 40%, each Baotou Share would be worth RMB30.34, representing an exchange ratio of 1 to 1.48 as stated above.

The Exchange Ratio was determined based on arm's length negotiations and the premium was determined based on, among other things, the following principal considerations:

1.

in view of the recent increase of trading and share prices of the A share stock exchange prior to the suspension of trading on 12 June 2007, the Directors consider that the average closing price of Baotou Shares for a period of 20 days prior to 12 June 2007, which is determined at RMB21.67 per Baotou Share, is representative of the investment by the average investors in the Baotou Shares;

2.

the Directors have reviewed (i) the recent mergers by absorption in the A share stock market as well as in the recent proposed offers involving the non-ferrous metal industries in the international market; and (ii) the price earning ratios of similar A share listed companies whose principal businesses are similar to Baotou Aluminum and are of the view that the above premium is fair and reasonable; and

3.

no premium is provided on the Cash Alternative (referred to below) as the Directors are of the view that the premium should be sufficiently attractive in order to encourage the holders of Baotou Shares, instead of electing to receive cash, to exchange for Chalco A Shares and to hold the Chalco A Shares on a long term investment basis.

The Cash Alternative

Subject to the Merger Proposal becoming unconditional, the Baotou Shareholders who elect not to receive in whole or in part the Chalco A Shares may elect to exercise the Cash Alternative to receive in whole or in part cash at the rate of RMB21.67 per Baotou Share. The Cash Alternative will be provided by the Cash Alternative Provider who is a third party independent of the Company and is not a connected person of the Company or any of their associates. The Cash Alternative Provider will pay the cash to any holders of Baotou Shares who exercise the Cash Alternative and will then exchange the Baotou Shares so received for the Chalco A Shares at the Exchange Ratio. Under such arrangement, the number of Chalco A Shares to be issued pursuant to the Merger Proposal will be fixed. The Cash Alternative ensures that any holders of Baotou Shares will be able to immediately receive cash if they do not intend to receive Chalco A Shares under the Merger Proposal. The introduction of an independent third party as the Cash Alternative Provider will relieve the Company from the financial burden of providing cash for the Cash Alternative, allow the Company to fix the number of Chalco A Shares to be issued and avoid the dependency issues which may be associated with a non-independent cash alternative provider.

Pursuant to the agreement to be entered into between the Company and the Cash Alternative Provider, the Cash Alternative Provider has agreed to commit a maximum total amount of approximately RMB9.34 billion cash, being the aggregate total of the maximum Baotou Cash Alternative Amount, if all Baotou Shareholders elect to accept the Cash Alternative. On the assumption that all holders of Baotou Shares elect to receive cash under the Cash Alternative, the Cash Alternative Provider will hold all the Chalco A Shares to be issued under the Merger Proposal, representing approximately 4.72% of the total issued share capital of the Company as enlarged by the Merger Proposal.

MERGER AGREEMENT

A summary of the major terms and conditions of the Merger Agreement is as follows:

Date	20 July 2007

Parties	The Company and Baotou Aluminum

Consideration

1.48 Chalco A Share will be issued by the Company in exchange for one Baotou Share.

Baotou Shareholders who elect not to receive in whole or in part the Chalco A Shares may elect to receive in whole or in part cash under the Cash Alternative at the rate of RMB21.67 per Baotou Share.

Conditions Precedent	The Merger Proposal is conditional upon, among other things, the following conditions:

a.

approvals by special resolution of the issue of 637,880,000 new Chalco A Shares as consideration for the relevant share exchange under the Merger Proposal by (i) the Shareholders at a general meeting to be held for such purpose; and (ii) the separate class meetings of the holders of the A Shares and H Shares, respectively, at which Chinalco and its associates will abstain from voting;

b.

(i) approval of the Merger Proposal and the Merger Agreement by the Shareholders of the Company by way of a special resolution at the SGM, at which Chinalco and its associates will abstain from voting and (ii) approval by the shareholders of Baotou Aluminum at a special general meeting of Baotou Aluminum to be held for such purpose;

c.	approval of the Whitewash Waiver by the independent holders of H Shares of the Company, at which Chinalco and the parties acting in concert with it will abstain from voting;

d.

approval of the connected transaction contemplated by the share exchange by the Company with Baotou Aluminum and Guiyang Aluminum upon implementation of the Merger Proposal, at which Chinalco and its associates will abstain from voting;

e.	the requisite consents and approvals having been obtained from the relevant governmental and regulatory authorities in the PRC (including, without limitation, CSRC and SASAC); and

f.	CSRC and the Securities and Futures Commission of Hong Kong granting waivers to Chinalco and parties acting in concert with it from making a general offer.

The condition regarding the obtaining of the Whitewash Waiver will not be waived under the Merger Agreement.

Termination	The Merger Agreement shall be terminated upon occurrence of any of the following circumstances:

1.	the Company and Baotou Aluminum agreeing in writing to terminate the Merger Agreement prior to the completion of the Merger Proposal;

2.

any material breach of the responsibilities, undertakings or representations in the Merger Agreement by a party to the Merger Agreement and such breach makes the performance or fulfilment of the Merger Agreement impossible; and

3.	failure to fulfill the conditions precedent to the Merger Agreement as stated above.

EFFECTS OF THE MERGER PROPOSAL

The Merger Proposal, if fully implemented, will involve the issue of the new Chalco A Shares at the Exchange Ratio by the Company to the Baotou Shareholders in exchange for the Baotou Shares held by them. Upon completion of the Merger Proposal, the assets of Baotou Aluminum will be absorbed into and the liabilities of Baotou Aluminum will be assumed by the Company. Baotou Aluminum will then cease to exist. Subject to the approval of the CSRC and the Shanghai Stock Exchange, the new Chalco A Shares to be issued for the purpose of the Merger Proposal will be listed on the Shanghai Stock Exchange. The H Shares will continue to be listed on the Hong Kong Stock Exchange.

In the event that the Merger Proposal is implemented, a total of 637,880,000 new Chalco A Shares will be issued under the Merger Proposal. The specific resolution authorizing the Company to issue Chalco A Shares to implement the Merger Proposal will be proposed to be passed at the SGM, which will be convened for the purpose of approving the Merger Proposal. If the Merger Proposal is implemented, the Chalco A Shares will be issued to exchange for the Baotou Shares and no proceeds will be raised by such issue.

Upon completion of the Merger Proposal, the total issued share capital of the Company will be 13,524.5 million Shares, comprising 3,944.0 million H Shares and 9,580.5 million A Shares, representing approximately 29.16% and 70.84%, respectively, of the total issued share capital of the Company as enlarged by the issue of new Chalco A Shares pursuant to the Merger Proposal. The Chalco A Shares issued pursuant to the Merger Proposal will represent approximately 4.95% of the existing issued share capital of the Company before implementation of the Merger Proposal or 4.72% of the total issued share capital of the Company as enlarged by the Merger Proposal and the Chalco A Shares issued to the Baotou Shareholders (other than those issued to Baotou Group and Guiyang Aluminum) pursuant to the Merger Proposal will be freely tradable and not subject to any lock-ups. Upon implementation of the Merger Proposal, a total of approximately 5,649.2 million A Shares (inclusive of the A Shares indirectly held by Chinalco through Lanzhou Aluminum Factory, Baotou Group and Guiyang Aluminum in the Company) will be held directly and indirectly by Chinalco, representing approximately 41.77% of the total issued share capital of the Company. Lanzhou Aluminum Factory is wholly-owned by Chinalco. Chinalco also holds an indirect 95% interest in Guiyang Aluminum. Baotou Group is owned as to 80% by Chinalco and the remaining 20% by Baotou City People's Government.

Changes in the shareholding structure of the Company before and after the implementation of the Merger Proposal:

Before implementation of the Merger Proposal

		Percentage of
Holder of A Shares or H Shares	No. of Shares	issued share
	(in millions)

Holders of Chalco A Shares
Chinalco	5,214.4	40.46%
Lanzhou Aluminum Factory	79.5	0.62%
Other holders of A Shares
(including A Shares public shareholders)	3,648.8	28.32%

Holders of H Shares	3,944.0	30.60%

Total	12,886.7	100%

After implementation of the Merger Proposal (assuming that the Whitewash Waiver is granted and no other Shares are to be issued between the date of this announcement and implementation of the Merger Proposal):

		Percentage of
Holder of A Shares or H Shares	No. of Shares	issued share
	(in millions)

Holders of Chalco A Shares
Chinalco	5,214.4	38.56%
Lanzhou Aluminum Factory	79.5	0.59%
Baotou Group	351.2	2.60%
Guiyang Aluminum	4.0	0.03%
Other holders of Chalco A Shares
(including A Shares public shareholders)	3,931.3	29.08%

Holders of H Shares	3,944.0	29.16%

Total	13,524.4	100%

The Merger Proposal may or may not be proceeded with or become unconditional or effective. There is no assurance that all the conditions precedent contained in the Merger Agreement can be satisfied. Investors and potential investors in the Shares of the Company should exercise care, and they should only rely on information published by the Company, when they deal, or contemplate dealing, in the H Shares or other securities of the Company.

INFORMATION OF THE GROUP

The Group is engaged principally in alumina refining and primary aluminum smelting operations. It organises and manages its operations according to the alumina segment, primary aluminum segment and corporate and other services segment. The scope of business of the Chalco Group includes bauxite mining, alumina refining and primary aluminum smelting. The principal products include alumina, primary aluminum, gallium and carbon.

INFORMATION OF BAOTOU GROUP

The Baotou Group is a state-owned enterprise established in the PRC, with a registered capital of RMB413.9 million, and is the controlling shareholder of Baotou Aluminum. As at the date of this announcement, Baotou Group holds 2,783,495 Baotou Shares, representing approximately 55.06% of the total issued share capital of Baotou Aluminum. Baotou Group is owned as to 80% by Chinalco and 20% by Baotou City People's Government. Chinalco holds an indirect 95% interest in Guiyang Aluminum, which in turn holds 2,783,500 Baotou Shares, representing approximately 0.65% of the total issued share capital of Baotou Aluminum. Based on the audited financial information of Baotou Group prepared in accordance with PRC GAAP, the total asset value and the net profit (before and after tax) of the Baotou Group for the two financial years ended 31 December 2006 are as follows:

	As at	As at
	31 December 2006	31 December 2005
	(RMB in millions)	(RMB in millions)

Total net asset value	1,183.19	1,022.22

Net profit before tax	374.84	40.06

Net profit after tax	146.65	-15.97

INFORMATION OF BAOTOU ALUMINUM

Baotou Aluminum is a joint stock limited company established in the PRC, the shares of which are listed on the Shanghai Stock Exchange. Baotou Aluminum is engaged principally in the production of aluminum, aluminum alloys and aluminum fabrication products, and the production and sales of carbon products. Based on the audited financial information of Baotou Group prepared in accordance with PRC GAAP, the consolidated net asset value and the consolidated net profit (before and after tax) of Baotou Aluminum for the two financial years ended 31 December 2006 are as follows:

	As at	As at
	31 December 2006	31 December 2005
	(RMB in millions)	(RMB in millions)

Total net asset value	1,687.36	1,343.05

Net profit before tax	454.46	150.72

Net profit after tax	403.07	132.14

REASONS FOR AND BENEFITS OF THE MERGER PROPOSAL The reasons for and benefits of the Merger Proposal are:

1.

The Merger Proposal enables the Company to restructure Baotou Aluminum and through the Merger Proposal, the Company will achieve a more balanced chain of production and will enable the Company to integrate Baotou Aluminum into the management and operations of the Company.

2.

The Merger Proposal implements the undertaking to inject quality aluminum assets into the Company given by Chinalco at the share reforms of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. in December 2006.

3.	The acquisition of Baotou Aluminum by the Company through the Merger Proposal will eliminate the competition posed by Baotou Aluminum to the Company.

The Board believes that the terms of the Merger Proposal are fair and reasonable and are in the interests of the Shareholders as a whole.

HONG KONG LISTING RULES AND TAKEOVERS IMPLICATIONS

The percentage ratios applicable to the relevant share exchange through the Merger Proposal are more than 5% but less than 25%. As a result, the Merger Proposal will constitute a discloseable transaction of the Company under Rule 14.06(2) of the Hong Kong Listing Rules. A circular containing further details of the Merger Proposal and the particulars required by the Hong Kong Listing Rules concerning discloseable transaction will be dispatched as soon as possible.

As at the date of this announcement, Baotou Group is held as to 80% by Chinalco. Under the Hong Kong Listing Rules, Baotou Group is an associate of Chinalco and a connected person of the Company. Chinalco has an indirect 95% interest in Guiyang Aluminum, which is also a connected person of the Company. The share exchanges relating to the issue of new Chalco A Shares to Baotou Group and Guiyang Aluminum will constitute non-exempt connected transactions which are required to be approved by the independent Shareholders. The Company will convene the SGM for the independent Shareholders to consider and, if thought fit, approve, among other things, (a) the Merger Proposal; (b) the issue of 637,880,000 Chalco A Shares as consideration for the share exchange under the Merger Proposal; (c) the approval of the Whitewash Waiver; and (d) the connected transactions of the Company which will be constituted by the share exchanges with Baotou Group and Guiyang Aluminum upon implementation of the Merger Proposal, at which Chinalco and its associates will abstain from voting. Separate class meetings of the holders of the A Shares and H Shares, respectively, will also be convened in order to seek approvals from the Shareholders in relation to the issue of 637,880,000 new Chalco A Shares to implement the Merger Proposal. Chinalco and its associates will also abstain from voting at the relevant class meeting of the holders of A Shares and holders of H Shares.

The Independent Board Committee will be formed to consider the Merger Proposal, the issue of new Chalco A Shares to implement the Merger Proposal, the Whitewash Waiver and the connected transactions which will be constituted by the share exchange with Baotou Group and Guiyang Aluminum. An independent financial adviser will also be appointed to advise the Independent Board Committee and the independent Shareholders in respect of the connected transactions with Chinalco through the share exchange with Baotou Group and Guiyang Aluminum, upon implementation of the Merger Proposal and the Whitewash Waiver.

Upon implementation of the Share Exchange (assuming the Whitewash Waiver is obtained and no further Shares are issued between the date of this announcement and completion of the Share Exchange), the percentage shareholding of Chinalco and parties acting in concert with it in the Company will increase from the lowest percentage shareholding of approximately 39.59% to approximately 41.77%. Accordingly, Chinalco will be obliged to make a mandatory general offer for all the issued Shares not already owned or agreed to be acquired by Chinalco and parties acting in concert with it under Rule 26.1 of the Takeovers Code, unless a Whitewash Waiver is obtained from the Executive.

Chinalco and the parties acting in concert with it will make an application to the Executive for the Whitewash Waiver. The Whitewash Waiver, if granted, will be subject to, among others, the approval of the independent holders of H Shares of the Company by way of poll at the SGM. Chinalco and the parties acting in concert with it are required to abstain from voting at the relevant resolution relating to the Whitewash Waiver at the SGM. Completion of the Share Exchange is subject to the satisfaction of a number of conditions precedent (including the obtaining of the Whitewash Waiver from the Executive) as detailed above. The condition regarding the obtaining of the Whitewash Waiver will not be waived under the Merger Agreement. The Whitewash Waiver may or may not be granted by the Executive. If the Whitewash Waiver is not granted, the Merger Agreement shall lapse if all the conditions in the Merger Agreement have not been fulfilled.

The Merger Proposal may or may not proceed with or become unconditional or effective. There is no assurance that all the conditions precedent contained in the Merger Agreement can be satisfied.

DEFINITIONS

In this announcement, the following capitalised terms shall have the following meanings unless the context requires otherwise:

"A Shares"

ordinary shares in the share capital of the Company with a nominal value of RMB1.00 each and which, other than those shares which are subject to lock-ups, are listed and traded on the Shanghai Stock Exchange;

"associate(s)"	has the meaning ascribed to it in the Listing Rules

"Board"	the board of Directors;

"Baotou Aluminum"	Baotou Aluminum Co., Ltd (Chinese Characters), a joint stock limited company established in the PRC, the A shares of which are listed on the Shanghai Stock Exchange;

"Baotou Group"

Baotou Aluminum (Group) Co., Ltd., (Chinese Characters), a State-owned enterprise established in the PRC and is the holder of 237,309,300 Baotou Shares, representing approximately 55.06% of the total issued share capital of Baotou Aluminum. Baotou Group is owned as to 80% by Chinalco and is a connected person of the Company;

"Baotou Shares"	the ordinary shares in the issued share capital of Baotou Aluminum;

"Baotou Shareholders"	the holders of the shares of Baotou Aluminum;

"Cash Alternative"

the cash alternative under the Merger Proposal to be provided by the Cash Alternative Provider to the Baotou Shareholders who elect not to receive in whole or in part the Chalco A Shares, subject to the Merger Proposal becoming unconditional;

"Cash Alternative Provider"

the person who has agreed, subject to contract, to pay RMB21.67 per Baotou Share for the holders of Baotou Shares who elect to receive cash for the Baotou Shares, and who will then exchange such Baotou Shares so acquired for the Chalco A Shares at the Exchange Ratio;

"Chalco A Share(s)"	ordinary shares new issued with a nominal value of RMB1.00 each to be issued by the Company pursuant to the Merger Proposal;

"Chinalco"	(Chinese Characters) Aluminum Corporation of China, the controlling shareholder and a connected person of the Company;

"Company"

(Chinese Characters) Aluminum Corporation of China Limited, a joint stock limited company incorporated in the PRC with limited liability, the A Shares, H Shares and ADRs of which are listed on the Shanghai Stock Exchange, Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"CSRC"	China Securities Regulatory Commission;

"Director(s)"	director(s) of the Company;

"Exchange Ratio"	the ratio at which 1.48 Chalco A Shares will be issued by the Company in exchange for one (1) Baotou Share under the Merger Proposal;

"Executive"	the Executive Director of the Corporate Finance Division of the SFC from time to time and any delegate of such Executive Director;

"Group"	the Company and its subsidiaries;

"Guiyang Aluminum"	(Chinese Characters), an indirect non-wholly owned subsidiary of Chinalco and a holder of 2,783,495 A shares in Baotou Aluminum prior to the implementation of the Merger Proposal;

"H Share(s)"

the overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each which are subscribed for and traded in Hong Kong Dollars, and which are listed on the Main Board of the Hong Kong Stock Exchange;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Independent Board Committee"

a committee of the Board to be established for the purpose of considering the share exchange under the Merger Proposal and the Whitewash Waiver, comprising the independent non-executive Directors who are independent of the share exchange;

"Lanzhou Aluminum Factory"

(Chinese Characters), a wholly-owned subsidiary of Chinalco and is the holder of 79,472,482 A Shares, representing approximately 0.62% equity interest in the Company immediately prior to the implementation of the Merger Proposal;

"Merger Agreement"	the agreement entered into between the Company and Baotou Aluminum on 20 July 2007 in relation to the Merger Proposal;

"Merger Proposal"

the proposed merger of Baotou Aluminum with the Company pursuant to the Merger Agreement through the proposed issue of Chalco A Shares by the Company at the Exchange Ratio to exchange for the Baotou Shares together with the Cash Alternative;

"RMB"	Renminbi, the lawful currency of the PRC;

"SASAC"	the PRC State-owned Assets Supervision and Administration Commission of the State Council;

"SGM"

the special general meeting of the Company to be convened to separately consider and, if thought fit, approve, among other things (1) the issue of 637,880,000 Chalco A Shares to implement the Merger Proposal; (2) the Merger Proposal and the Merger Agreement; (3) the Whitewash Waiver; and (4) the connected transactions which will be constituted by the share exchange with Baotou Group and Guiyang Aluminum under the Merger Proposal;

"Shareholder(s)"	the holders of the Shares of the Company;

"Shares"	A Shares and H Shares in the capital of the Company;

"Takeover Code"	The Hong Kong Code on Takeovers and Mergers;

"Whitewash Waiver"

the waiver of the obligation of Chinalco and parties acting in concert with it to make a mandatory general offer arising from the Share Exchange under the Merger Agreement in accordance with Note 1 on Dispensations from Rule 26 of the Takeovers Code;

"%"	per cent

By order of the Board Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, 20 July 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Helmut Wieser (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan (Independent Non-executive Directors).

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would made any statement in this announcement misleading.

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary